Stockholder Meeting Results:
The Fund held its annual meeting of stockholders on October 27, 2010. Stockholders voted as indicated below:

                                                                Withheld
                                  Affirmative     Against       Authority

Re-election of Julian Reid
Class I to serve until 2013       7,530,164       189,208       46,204
Re-election of
Christopher Russell
Class I to serve until 2013       7,540,116       178,705       46,755

Messrs. Ronaldo A. da Frota Nogueira, Richard A. Silver and Kesop Yun continue to serve as Directors of the Fund.